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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             TELEMUNDO GROUP, INC.
      -----------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, $.01 Par Value
      -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   87943M306
                                   87943M405
      -----------------------------------------------------------------
                                 (CUSIP Number)

Patrick J. Dooley, Esq.                       John F. Hartigan, Esq.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.     Morgan, Lewis & Bockius
399 Park Avenue                               801 South Grand Avenue
New York, New York  10022                     Los Angeles, California 90017
(212) 872-1000                                (213) 612-2500
      -----------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 23, 1995
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                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on following page(s)
                              Page 1 of 10 Pages
                            Exhibit Index: Page 7
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                                  SCHEDULE 13D

CUSIP NOS. 87943M306 & 87943M405                             PAGE 2 OF 10 PAGES

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   TLMD Partners II, L.L.C.

2  Check the Appropriate Box If a Member of a Group*
          a.  [ ]
          b.  [x]**

3  SEC Use Only

4  Source of Funds*

   WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6  Citizenship or Place of Organization

   Delaware

               7  Sole Voting Power
  Number of              1,550,464**
   Shares
Beneficially   8  Shared Voting Power
  Owned By               1,957,683**
   Each
  Reporting    9  Sole Dispositive Power
   Person                1,550,464**
    With
              10 Shared Dispositive Power
                         0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

                                 3,511,080**

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13 Percent of Class Represented By Amount in Row (11)

                   35.1%**

14 Type of Reporting Person*

          OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                              **SEE ITEMS 4 AND 5.
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                                 SCHEDULE 13D

CUSIP NOS. 87943M306 & 87943M405                             PAGE 3 OF 10 PAGES

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Leon Black

2  Check the Appropriate Box If a Member of a Group*
          a.  [ ]
          b.  [x]**

3  SEC Use Only

4  Source of Funds*

   PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6  Citizenship or Place of Organization

   United States

               7  Sole Voting Power
  Number of              0**
   Shares
Beneficially   8  Shared Voting Power
  Owned By               0**
    Each
  Reporting    9  Sole Dispositive Power
   Person                202,293**
    With
              10  Shared Dispositive Power
                         0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

                            202,293**

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13 Percent of Class Represented By Amount in Row (11)

                           2.0%**

14 Type of Reporting Person*

             IN; IA

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                             **SEE ITEMS 4 AND 5.
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                                                                       Page 4

ITEM 1. SECURITY AND ISSUER.

   This Amendment No. 1 to Schedule 13D relates to shares of common stock, $.01 par value (the "Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D dated January 9, 1995 (the "Initial Statement") and is being filed to report the sale of certain Shares by GRS and Value and that, on or about August 23, 1995, GRS and Value ceased to be parties to the Shareholders Agreement and have no further obligations thereunder. Reference is made to the Initial Statement for information concerning certain defined terms used herein and not otherwise defined herein. The Initial Statement is supplementally amended as set forth herein.

ITEM 4. PURPOSE OF TRANSACTION.

   As a result of the sale on or about July 13, 1995 by GRS and Value of the 33,337 and 66,667 Series A Shares held by them, respectively, on or about August 23, 1995 the Shareholders Agreement was amended (by Amendment No. 1 dated as of July 20, 1995) to remove each of such parties from the Shareholders Agreement and terminate their rights and obligations thereunder. GRS and Value shall no longer be considered to be Other Shareholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   (a) i) The 1,550,464 Series B Shares of which TLMD may be considered the direct beneficial owner represent approximately 15.5% of the total Shares outstanding and, as a result of the conversion of Series B Shares into Series A Shares in accordance with the provisions of the Issuer's Certificate by persons unaffiliated with the Reporting Persons, such 1,550,464 Series B Shares currently represent approximately 34.6% of the Series B Shares outstanding (such percentage, and all other percentages set forth herein, are based upon the Reporting Persons' understanding that 5,523,504 Series A Shares and 4,476,496 Series B Shares were outstanding, and without giving effect to the exercise of warrants, options or similar rights).

        ii) Mr. Black may be deemed to be the direct beneficial owner of 202,293 Shares, comprising 200,000 Series B Shares and 2,293 Series A Shares which were acquired at the time of consummation of and pursuant to, the Plan of Reorganization. The 202,293 Shares of which Mr. Black may be deemed the beneficial owner represents approximately 2.0% of the total Shares outstanding and such 200,000 Series B Shares currently represent, as a result of the conversion of Series B Shares into Series A Shares in accordance with the provisions of the Issuer's Certificate by persons unaffiliated with the Reporting Persons, approximately 4.5% of the Series B Shares outstanding.

        iii) The Reporting Persons understand that Bastion beneficially owns 374,997 Series A Shares and 882,688 Series B Shares, Hernandez beneficially owns 49,998 Series A Shares and 450,001 Series B Shares, and GRS and Value no longer beneficially own any Shares. After giving effect to the sale of the Shares by GRS and Value as described in Item 4, the Reporting Persons and the Other Shareholders may be deemed to be the beneficial owners of, in the aggregate, 3,511,080 Shares, representing approximately 35.1% of the total Shares outstanding. As a result of the conversion of Series B Shares into Series A Shares in accordance with the provisions of the Issuer's Certificate of Incorporation by persons unaffiliated with the Reporting Persons, the 882,688 Series B Shares beneficially owned by Bastion and the 450,001 Series B Shares beneficially owned by Hernandez, when aggregated with the Series B Shares directly owned by the Reporting Persons, currently represent approximately
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                                                                        Page 5

68.9% of the Series B Shares outstanding. TLMD and Mr. Black disclaim beneficial ownership of any Shares held by each other or by the Other Shareholders.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

        Concurrently with the amendment of the Shareholders Agreement described in Item 4, the letter agreements between TLMD and each of Value and GRS described in the Initial Statement were terminated.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        (m)  Amendment to the Shareholders Agreement dated as of July 20, 1995.
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                                                                        Page 6

                                   SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  August 28, 1995          TLMD PARTNERS II, L.L.C.

                                By:  AIF II, L.P., Manager

                                     By:  Apollo Advisors, L.P.,
                                          Managing General Partner

                                          By:  Apollo Capital Management, Inc.,
                                               General Partner

                                               By:/s/ Michael D. Weiner
                                                  ----------------------------
                                               Name:   Michael D. Weiner
                                                      -------------------------
                                               Title:  Vice President
                                                      -------------------------

Date:  August 28, 1995          /s/ Leon Black
                                ------------------------------------------
                                Leon Black

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                                                                        Page 7

                               INDEX OF EXHIBITS



EXHIBIT                                                                  PAGE
- -------                                                                  -----

  M         Amendment to the Shareholders Agreement dated
            as of July 20, 1995.                                           8